December 20, 2023

Via EDGAR

Jessica Livingston or David Lin

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:Elements Ventures Group Inc. (the “Company”)

Registration Statement on Form S-1

Filed May 2, 2023

File No. 333-271573

I am President and Chief Executive Officer of the Company and write this letter on behalf of the Company.  Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1/A filed with the Commission on November 27, 2023 (SEC File No. 333-271573) along with any exhibits filed thereto (collectively the "Amendment").

The Company is only applying for withdrawal of the Amendment and not the entire Registration Statement because the Company inadvertently filed the Amendment without fully addressing the comments received by the Commission.  The Company expects to file an amendment responsive to the comments on or before December 29, 2023.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Amendment and declare the withdrawal effective as soon as possible.

Yours truly,

Elements Ventures Group Inc.

Per: /s/ Dmitry Kinslikh

Dmitry Kinslikh

President